

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Via Facsimile and U.S. Mail

March 9, 2011

Yixiang Zhang
Chief Executive Officer
Sichuan SHESAYS Cosmetology Hospital Co., Ltd.
New No. 83, Xinnan Road, Wuhou District
Chengdu City, Sichuan Province, P.R. China 610041

> **Re: China SHESAYS Medical Cosmetology Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed February 10, 2011**
> **File No. 333-171574**

Dear Mr. Zhang:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that you conduct substantially all of your operations outside of the United States. In order to enhance our understanding of how you prepare your financial statements and assess your internal control over financial reporting, we ask that you provide us with information that will help us answer the following questions.

   - How do you evaluate and assess internal control over financial reporting?

     o In connection with your process to determine whether your internal control over financial reporting was effective, please describe whether and how you considered controls to address financial reporting risks that are relevant to all locations where you have operations.

- o If you have an internal audit function, please describe it and explain how, if at all, that function impacted your evaluation of your internal control over financial reporting.

- How do you maintain your books and records and prepare your financial statements?

  - o If you maintain your books and records in accordance with U.S. GAAP, describe the controls you maintain to ensure that the activities you conduct and the transactions you consummate are recorded in accordance with U.S. GAAP.
  - o If you do not maintain your books and records in accordance with U.S. GAAP, tell us what basis of accounting you use and describe the process you go through to convert your books and records to U.S. GAAP for SEC reporting. Describe the controls you maintain to ensure that you have made all necessary and appropriate adjustments in your conversions and disclosures.

- What is the background of the people involved in your financial reporting?

  - o We would like to understand more about the background of the people who are primarily responsible for preparing and supervising the preparation of your financial statements and evaluating the effectiveness of your internal control over financial reporting and their knowledge of U.S. GAAP and SEC rules and regulations. Do not identify people by name, but for each person, please tell us:

    - what role he or she takes in preparing your financial statements and evaluating the effectiveness of your internal control;

    - what relevant education and ongoing training he or she has had relating to U.S. GAAP;

    - the nature of his or her contractual or other relationship to you;

    - whether he or she holds and maintains any professional designations such as Certified Public Accountant (U.S.) or Certified Management Accountant; and

    - about his or her professional experience, including experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP and evaluating effectiveness of internal control over financial reporting.

  - o If you retain an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, please tell us:

    - the name and address of the accounting firm or organization;

- the qualifications of their employees who perform the services for your company;

- how and why they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;

- how many hours they spent last year performing these services for you; and

- the total amount of fees you paid to each accounting firm or organization in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

   o If you retain individuals who are not your employees and are not employed by an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, do not provide us with their names, but please tell us:

- why you believe they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;

- how many hours they spent last year performing these services for you; and

- the total amount of fees you paid to each individual in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

- Please describe the extent of the Board of Directors' knowledge of U.S. GAAP and internal control over financial reporting.

Prospectus Summary

Our Company, page 5

2. Please provide the bases for your statements that you and SHESAYS are among the fastest-growing cosmetology businesses in Sichuan, both here and wherever else applicable in your registration statement. If there is an independent agency that has measured the growth of companies in this province, please cite to it and any study it has published to support your assertions. If, however, you are stating your opinion, please amend your disclosure to reflect this.

3. Please define the term cosmetic Traditional Chinese Medicine here and provide in your Business section a detailed explanation as to how this medicine differs from Western medicine.

4. Please state here, and wherever else applicable in your registration statement, approximately how many new customers you acquired in the 2009 fiscal year, and in your Business section indicate what, if any, new sales or marketing techniques you employed that you believe may have contributed to the high level of growth you experienced that year.

Risk Factors, page 9

5. Please revise your disclosure to remove the statements "The risks we have described are not the only ones facing our Company. Additional risks not presently known to us or that we currently deem immaterial may also affect our business operations." All material risks should be identified and disclosed; it is not appropriate to warn investors of unknown or immaterial risks.

6. Please expand your disclosure to include a risk factor that discusses all the risks to investors due to the fact that you do not own the operating business and there are affiliates on both sides of the transactions. Since these are related party agreements, it appears that there is a risk that it would be easy to terminate the agreements and that unaffiliated investors would have little or no recourse since all the operating entity's assets are located in China. Please also disclose whether you have any other assets (other than your interest in the agreement) and any revenues from other sources.

"Our senior management and employees have worked together for a short period of time, which may make it difficult for you to evaluate their effectiveness and ability to address challenges," page 9

7. Please expand this risk factor to list the recent additions to your management team, including an indication of when they were hired.

"A substantial majority of our revenues are currently concentrated in Chengdu . . .," page 10

8. In this risk factor, please disclose the percentage of your revenue that is concentrated in Chengdu.

"Our expansion plan would be restricted by the need of updating our management systems and shortage of human resources," page 10

9. Please disclose in this risk factor an estimate of how much you estimate spending on enhancing your management systems, as well as on training and recruitment, over the next fiscal year. In addition, please disclose how you intend to pay for these enhancements.

"If we do not continue to expand and maintain an effective sales and marketing team, it will cause short-term disruptions of our operations . . .," page 11

10. Please indicate how many of your current sales and marketing personnel were hired in the prior fiscal year, and provide the average number of months each member of your sales team has been employed. Please also indicate how many additional sales employees you project hiring in this fiscal year.

"We may need additional capital and we may not be able to obtain it, which could adversely affect our liquidity and financial position," page 11

11. To the extent available, please provide an estimate of how much capital you project will be required in the next three fiscal years to realize your plans for expansion.

"If we fail to maintain an effective system of internal controls…," page 11

12. You disclose in your Form 10-K for the fiscal year ended December 31, 2009 that based on your assessment, your Chief Executive Officer and Chief Financial Officer believe that, as of December 31, 2009, your internal control over financial reporting is not effective. Please expand your disclosure in this risk factor to disclose that your internal control over financial reporting was not effective and disclose why it was not effective.

"We will incur increased costs as a result of being a public company," page 12

13. As you are already a public company with reporting obligations, as drafted, this risk factor does not appear to be tailored toward your business. Please revise to describe a significant risk that makes this offering speculative or risky without disclosing a risk that could apply to any issuer or any offering. See Item 503(c) of Regulation S-K.

"Contractual arrangements we have entered into among our subsidiaries…," page 13

14. Please expand your disclosure to quantify the tax savings disclosed in this risk factor.

"Because our funds are held in banks in uninsured PRC bank accounts, the failure of any bank in which we deposit our funds could affect our ability to continue our business," page 16

15. Please specify the percentage of your assets that are in the form of cash on deposit with banks in the PRC. Please also identify each bank in which you deposit your funds that the failure of such bank could affect your ability to continue your business.

"There is currently a very limited trading market for our common stock," page 17

16. Please disclose in this risk factor that, prior to the fourth quarter ended December 31, 2010, there was no trading activity of your common stock on the Over-The-Counter Bulletin Board.

Business, page 25

17. On page F-28, you disclose that you relied on three suppliers for the nine months ended September 30, 2010. Please expand your disclose in the Business section to identify the three suppliers you refer to in this discussion as well as the products that you purchase from the supplier. See Item 101(h)(4)(v) of Regulation S-K. In addition, if you have agreements with these supplies, please disclose the material provisions and file copies of these agreements as exhibits to your registration statement. Alternatively, please provide us with an analysis which supports your conclusion that you are not substantially dependent on these agreements.

Overview, page 25

18. Please revise your disclose to describe the types of treatments you provide in each of your core clinical departments, e.g. with respect to cosmetic surgery, whether or not you perform facelifts, hair replacement, liposuction, nose surgery, etc. In addition, please provide disclosure regarding your business related to the Smile Angel Foundation as referenced on page 32 of your MD&A.

PRC Structure, page 26

19. Please identify the five PRC citizens that own SHESAYS and disclose the percentage of the registrant that each owns. Additionally, for each shareholder that is an officer or director for SHESAYS or its subsidiaries and/or the registrant, please identify each position currently held.

20. Please expand this disclosure to include the material provisions of each of the agreements you have with SHESAYS, its subsidiaries and/or its shareholders, including but not limited to duration and termination.

21. Please expand your disclosure for your Management Entrustment Agreements to disclose the amount of management fees paid under each agreement to date. If no fees have been paid, please include a risk factor and other disclosure, including disclosure in your liquidity section of your Management's Discussion and Analysis, regarding why no fees have been paid to date and the related impact on your business and liquidity.

22. On page 28, you disclose that pursuant to the opinion of your PRC legal counsel that your ownership structure, contractual arrangements and business operations are incompliance

with existing laws. Please file as an exhibit to your registration statement an English translation of the opinion of your PRC legal counsel with respect to these matters.

Intellectual Property, page 28

23. Please indicate the non-cash consideration, if any, your Chief Executive Officer is receiving in return for allowing SHESAYS to use the trademark he owns. Please also file the agreement between them as an exhibit to your registration statement.

24. Please state the durations of the trademark your Chief Executive Officer is currently allowing SHESAYS to use as well as the trademark SHESAYS has registered at the State Administration for Industry and Commerce of China.

Marketing

Three-level Cosmetic Service Model of SHESAYS, page 29

25. Please explain in greater detail why you believe the three-level service model is effective and how it enables you to provide services based on different areas' needs and spending habits.

Competition, page 29

26. You note in this discussion that you compete for plastic surgery clients on the bases listed herein. Please state the criteria by which you compete for business in your other core departments. If you have principal competitors in these other departments that differ from the ones you note here, please include the names of these other competitors as well.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations for the Year ended December 31, 2009 Compared to the Year Ended December 31, 2008

Revenues, page 31

27. Here you state that the increase in revenues of $4.4 million is attributed to increased and expanded sale to new and existing customers in 2009. Please quantify the effect of the increase in your customer base for the periods presented. In addition, please separately quantify the increases in revenue attributable to volumes and price increases. This also applies to your discussion on page 34. Refer to Item 303(a)(3)(iii) of Regulation S-K.

Cost of Revenue and Operating Expenses, page 32

28. Please refer to your discussion of cost of revenue and operating expenses. You have identified several factors contribute to the material change in cost of revenue and operating expenses. Please quantify the impact of each factor. Refer to FRC Section 501.04. Further, you state that the overall increase in operating expenses was in proportion to sales. Please tell us how you derived this conclusion. We note that operating expenses increased 69%, while sales increased 98%.

Liquidity and Capital Resources

Operating Activities, page 33

29. Please elaborate on your explanation of material changes in financial statement line items, such as inventory, other current assets and prepaid expenses, and other payables and accrued liabilities. Please ensure that discussion provides quantitative disclosures about the source of such changes and the reason why such changes occurred, rather than reiterate information found in the notes to the financial statements. This comment also applies to your discussion on page 36.

30. As substantially all of your operations are in China, and your parent company is located in the United States, there appear to be restrictions on your ability to obtain cash from your operations in China and to pay interest and principle on debt or dividends on your equity at the parent level. Please disclose within Management's Discussion and Analysis, the nature of the restrictions on your Chinese subsidiary's net assets, the amount of those net assets, and the potential impact on your liquidity.

Nine Months Ended September 30, 2010, Compared to the Nine Months Ended September 30, 2009, page 34

31. Please disaggregate your customer service revenue and the cost of revenue to present based on the cosmetology categories, consistent with your presentation on page 32.

Critical Accounting Policies

Revenue Recognition

Service Fees, page 37

32. Please revise your disclosure to clarify how system usage is measured. Further, please tell us, and revise your disclosure to state whether there are any contingencies associated with your service revenue. If so, state whether such amounts have been material to your operations for the periods presented.

Financing Activities, page 36

33. You note that you received a bank loan in the first quarter of 2010 in the amount of $880,230. Please state in this discussion the material terms of this loan, including the name of the lender, duration and the interest rate payable. Please file your agreement with this lender as an exhibit to your registration statement.

Directors, Executive Officers and Corporate Governance, page 42

34. It appears from your disclosure that Yixiang Zhang is the only director of registrant. Please revise your disclosure to clarify.

35. Please expand your disclosure to include for each of your directors his or her experiences, qualifications, attributes or skills that cause the board to determine that the person should serve as a director of the company. See Item 401(e) of Regulation S-K.

Executive Compensation

Certain Relationships and Related Transactions, page 47

36. You disclose here that on April 27, 2010, BOAN entered into a series of contractual agreements with SHESAYS and the stockholders of SHESAYS in which BOAN provides management and consulting services to SHESAYS and its subsidiaries in exchange for service fees. At the time these agreements were signed, it appears that certain of your directors, executive officers and/or significant shareholders may have served as officers, directors or significant shareholders of SHESAYS or its subsidiaries. Please expand your disclosure to provide the disclosure required by Item 404 of Regulation S-K or explain why disclosure under this Item need not be provided.

37. On page 32, you disclose revenues related to Smile Angel Foundation. On page 43, you disclose that Xingwang Pu, your Chief Technology Officer and director of SHESAYS, is the leader of the medical team of Smile Angel Foundation. Please expand your disclosure to provide the disclosure required by Item 404 of Regulation S-K or explain why disclosure under this Item need not be provided.

SN Strategies Corp. and Subsidiaries

Note 1. Summary of Significant Accounting Polices and Organization

(A) Organization, page F-7

38. We have reviewed your disclosure surrounding the organization of the Company and have the following comments:

- Please revise your disclosure here and on page F-22 to include the significant terms of the Restructuring Agreement which Sichuan SHESAYS a contractually controlled affiliate under ASC Topic 810;

- Please clarify for us and in your disclosure here and on page F-22 how Chengdu BOAN and Sichuan SHESAYS were under common control before the consummation of the Restructuring Agreements on April 27, 2010; and

- Please revise your disclosure here and on page F-22 to provide a quantitative discussion of the consideration exchanged in conjunction with this transaction. Include a description of the shares that were purchased and issued to all parties.

(J) Revenue Recognition, page F-9

39. Please disclose your product return policy, and clarify whether such returns have been material to your operations for the periods presented.

40. You state that the Company recognizes a reduction in revenue when the coupon is received, except where redemption will result in services being sold at a loss in which case a liability is recorded when the coupon is distributed. Please clarify how your policy here complies with ASC 605-50-25-3 and ASC 605-25-5 and 6. Further, please tell us how you recognize cash coupons under circumstances in which revenue is deferred.

(Q) Segments, page F-11

41. Please provide the disclosures required under ASC 280-10-50-40.

Note 8. Income Tax, page F-14

42. Please clarify for us and in your disclosure how the $3,003,789 Federal and State tax rate at 34% on net income was determined and what the tax reduction of approximately $2.0 million is attributed to. Further, you state that the applicable income tax rate is 10% of net service revenue. Please clarify why your taxes are substantially less than this amount.

China SHESAYS Medical Cosmetology Inc. and Subsidiaries

Notes to the Condensed Consolidated Financial Statements (Unaudited)

Note 10. Other Assets, page F-25

43. Please clarify for us and elaborate in your disclosure the nature of this transaction and clarify why this amount is recorded as an asset.

<u>Note 19. Subsequent Events, page F-28</u>

44. You state the 600,000 shares of stock "were delivered to an escrow agent "in order to secure the Company's obligation under the Securities Purchase Agreement". Please disclose what specifically this obligation is, and how you intend to account for this obligation. Further please tell us how you plan to account for the price adjustment feature described in the first paragraph on page 8. Lastly, please disclose the warrants issued in conjunction with this transaction as well as the cost of the warrants.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Tabatha Akins at (202) 551-3658 or Joel Parker at (202) 551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact Scot Foley at (202) 551-3383, Jennifer Riegel at (202) 551-3575 or me at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Jie Xiu, Esq.
       Howard Jiang, Esq.
       Troutman Sanders LLP
       The Chrysler Building
       405 Lexington Avenue
       New York, NY 10174-0700